[Letterhead of Holland & Knight LLP]

July 19, 2005	STEPHEN P. ARTUSI (561) 650-8352 Internet Address: stephen.artusi@hklaw.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Hughes Supply, Inc. Registration Statement on Form S-4/A File No. 333-124792 and 333-124792-01 through 38

Ladies and Gentlemen:

On behalf of Hughes Supply, Inc. and the subsidiaries of Hughes Supply, Inc. that are additional registrants with respect to the above-referenced Registration Statement, we transmit via EDGAR for filing with the Commission Pre-Effective Amendment No. 2 to the above-referenced Registration Statement.

Please note that, pursuant to my telephone discussion with Andrew Schoeffler of the Staff earlier this afternoon, we are refiling Pre-Effective Amendment No. 2 to the above-referenced Registration Statement because, due to a filing error, the financial statement portion of the prospectus was omitted from the version of Pre-Effective Amendment No. 2 that was filed with the Commission earlier today.

Please direct any questions with respect to the foregoing to the undersigned by telephone to (561) 650-8352.

Very truly yours, HOLLAND & KNIGHT LLP

By:	/s/ Stephen P. Artusi
Stephen P. Artusi